ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

March 31, 2009	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Ladies and Gentlemen:

On behalf of The Managers Funds (the “Trust”), we are filing today, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 74 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective 60 days after filing unless superseded by a subsequent filing.

The Amendment relates to Managers AMG Essex Large Cap Growth Fund, Managers Special Equity Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, Managers Global Bond Fund and Managers Money Market Fund. Included in this Amendment are the Prospectus and Statement of Additional Information for Managers AMG Essex Large Cap Growth Fund, Managers Special Equity Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, Managers Global Bond Fund and Managers Money Market Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda